Exhibit 1

EMBRAER ANNOUNCES FOURTH QUARTER 2005 AND FULL YEAR RESULTS IN US GAAP

The company’s operating and financial information is presented, except where otherwise stated, on a consolidated basis in United States dollars (US$) in accordance with US GAAP. The financial data presented in this document for the year ended December 31, 2004 are derived from our financial statements audited by Deloitte Touche Tohmatsu. The financial information for the fourth quarter 2004 and 2005 as well as for the year ended December 31, 2005 are unaudited.
In order to better understand the Company’s operating performance, we are also presenting at the end of this release certain information in accordance with the Brazilian Corporate Law (“Brazilian GAAP”).

São José dos Campos, March 31, 2006 – Embraer (Empresa Brasileira de Aeronáutica S.A. - NYSE: ERJ; Bovespa: EMBR3 and EMBR4), the world’s leading manufacturer of commercial jets up to 110 seats, today announced that 2005 was a record year with net sales reaching US$3,829.9 million, an increase of 11.3% in net sales as compared to 2004. Net income also reached a record US$445.7 million, equivalent to diluted earnings per ADS of US$2.53. The firm order backlog as of December 31, 2005 totaled US$10.4 billion.

2005 in Perspective

In 2005 Embraer reached important milestones as it successfully certified two new aircraft models, the EMBRAER 175 and the EMBRAER 190, and announced the decision to strengthen its presence in the business jet market, beginning with the launch of the Phenom 100 and Phenom 300.

Embraer generated net sales of US$3,829.9 million in 2005, the highest level ever recorded in the Company’s history, representing an increase of 11.3% over 2004. Net income reached US$445.7 million, 17,2% higher than in the previous year. The Company also recorded net cash [1] of US$360.1 million at December 31, 2005 compared to US$22.1 million at the end of 2004.

In addition to the significant growth in revenues, our orderbook continued to be strong, totaling US$10.4 billion in firm orders and US$24.0 billion including options, which we believe is an important indicator of the company’s economic sustainability.

Additional sales of E-jets in 2005 increased the presence of this next generation family of aircraft in North America, Central America, and Europe and opened important and promising new markets in the Middle East, India, and China. As of December 31, 2005, the E-jets orderbook reached 440 firm orders and 364 options.

In 2005, we celebrated the delivery of the 900th jet of the ERJ 145 family, a milestone that we believe reaffirms the success of this family of aircraft in the regional airline market. With an average dispatch reliability of 99.7%, the ERJ 145 family has been the cornerstone of Embraer’s sustainable growth, and has been the basis for the development of new products in the business jet and defense markets.

As part of a plan to expand its product portfolio, Embraer launched new business jets in 2005, the very light jet Phenom 100, and the light jet Phenom 300.

The Legacy also experienced increasing demand during 2005. As of the end of the year, 62 jets had been delivered to more than 15 countries. Launched in 2000, the Legacy was renamed in 2005 to Legacy 600 to align with Embraer’s new nomenclature for its to expanding business jets portfolio.

[1] Net cash = Cash and cash equivalents + temporary cash - loans

In the government defense segment, 2005 was marked by the delivery of two modernized F-5BR fighters and of 24 Super Tucano light attack aircraft to the Brazilian Air Force. Two contracts for a total of 48 Super Tucano’s were signed in 2005, one by the Brazilian Air Force, which exercised options for 23 aircraft, and one by the Government of Colombia, which ordered 25 Super Tucano’s.

Nevertheless, during 2005 the decision to use the ERJ 145 platform for the U.S. Army’s Aerial Common Sensor (ACS) program, announced in 2004, became jeopardized as system issues were identified during the development of the program that pointed to the need for a larger platform. In January 2006 the U.S Army announced the suspension of the ACS program.

Embraer continues to increase the number of services offered to its customers, not only to improve fleet dispatchability levels, but also to provide maintenance and repair services. In North Amercia, we are expanding Embraer Aircraft Maintenance Services (EAMS), our maintenance, repair, and overhaul (MRO) facility in Nashville, Tennesee. In Europe, Embraer acquired in March of 2005 OGMA – Indústria Aeronáutica de Portugal – a MRO facility in Portugal. In South America, Embraer opened a new MRO facility in Gavião Peixoto, Brazil in July of 2005.

Fourth Quarter Highlights

•	Net sales during the fourth quarter were US$1,189.9 million compared to US$953.5 million during 4Q04.

•	Net income in 4Q05 increased 88.1% over the same period in 2004, reaching US$156.0 million, equivalent to US$0.88 of earnings per diluted ADS.

•	During the fourth quarter of 2005 40 jets were delivered, including 32 to the airline market, six Legacy 600 aircraft to the business jet market, and two Legacy 600 to government and defense market.

•	In October 2005, Embraer delivered its 100th E-Jet, 19 months after Embraer’s first EMBRAER 170 delivery.

•	Embraer announced in October 2005 the selection of BMW Group DesignworksUSA to design the interior of its recently launched Phenom 100 and Phenom 300.

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In November 2005, Garmin was selected to supply the integrated avionics suite for the new Phenom family. Garmin joins Pratt & Whitney Canada, the powerplant supplier, and Eaton as the third major partner on the new Embraer program.

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In December 2005, Finnair exercised four of its EMBRAER 170 options, converting them into EMBRAER 190 firm orders. These aircraft add to the original firm order of 12 EMBRAER 170s made by the airline in June 2004.

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Also in December 2005, Embraer announced a contract with the Government of Colombia for the sale of 25 Super Tucano aircraft. The value of the contract is US$235 million and marks the first Super Tucano export deal.

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At the end of the fourth quarter 2005, Moody’s Investor Service initiated coverage of Embraer, assigning its Baa3 Global Local Currency Issuer Rating and Indicative Foreign Currency Debt Rating, which qualifies Embraer as a moderate credit risk without speculative elements, corresponding to investment grade. In the beginning of January 2006, Standard & Poor’s, also initiated coverage of Embraer,  assigning its ‘BBB-’ Local and Foreign Currency Corporate Credit Rating, that corresponds to investment grade too.

Income Statement Highlights

A comparative table of the main items of Embraer’s consolidated income statements is presented below for the three months ended December 31, 2004 and 2005 (4Q04 and 4Q05), the three months ended September 30, 2005 (3Q05) and for the fiscal years ended December 31, 2004 and 2005 (FY2004 and FY2005).

Income Statment	3Q05	4Q04	4Q05	FY2004	FY2005

	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)	(Unaudited)
	In US$ millions,except % and earnings per ADS
Net Sales	1,064.3	953.5	1,189.9	3,440.5	3,829.9
Gross Profit	299.5	358.5	335.3	1,173.2	1,158.1
Gross Margin	28.1%	37.6%	28.2%	34.1%	30.2%
Selling, general administrative, other expenses and equityin income from affiliates	(114.2)	(159.6)	(168.9)	(523.6)	(504.2)
Research and development	(5.6)	(39.1)	(31.1)	(44.5)	(93.2)
Employee profit sharing	(12.8)	(18.2)	(20.9)	(61.2)	(56.0)
Income from operations	166.9	141.6	114.4	543.9	504.7
Operating margin	15.7%	14.9%	9.6%	15.8%	13.2%
Net financial income (expenses)	(17.2)	(42.5)	23.7	(38.0)	(1.7)
Foreign exchange gain (loss), net	(21.4)	(7.3)	4.3	(12.2)	(15.2)
Other non-operating income (expense), net	0.7	(0.1)	9.8	(0.1)	9.1
Income before income taxes	129.0	91.7	152.2	493.6	496.9
Income tax expense	(11.0)	(8.7)	6.0	(112.1)	(41.6)
Minority interest	(7.8)	—	(2.2)	(1.3)	(9.6)
Net income	110.2	83.0	156.0	380.2	445.7
Net margin	10.4%	8.7%	13.1%	11.1%	11.6%
Earnings per ADS - basic	0.6311	0.4768	0.8932	2.1842	2.5477
Earnings per ADS - diluted	0.6280	0.4739	0.8888	2.1710	2.5352

Net Sales and Cost of Sales & Services

Despite a slightly lower number of total aircraft delivered, Embraer’s net revenues during 4Q05 reached US$1,189.9 million, a 24.8% increase over revenues for the same period in 2004, mainly due to the increase in deliveries of jets with higher aggregate value.

During 4Q05, 40 jets were delivered including six of the ERJ 145 family aircraft, 26 E-jets and eight Legacy 600 aircraft. During 2005, 141 units were delivered, compared to 148 deliveries in 2004.

Aircraft delivered(*) by sector	3Q05		4Q04	4Q05	FY2004		FY2005

Airline Market	35		34	32	134		120
ERJ 135	—		1	—	1	(1)	2
ERJ 145	9		23	6	87(5)		46
ERJ 140	—		—	—	—		—
EMB 120	—		—	—	—		—
EMBRAER 170	15	(1)	10	11	46		46	(1)
EMBRAER 175	9		—	5	—		14
EMBRAER 190	2		—	10	—		12
Government and Defense Market	3		—	2	1		7
EMB 135	—		—	—	—		—
EMB 145	—		—	—	1		1
Legacy	3		—	2	—		6
Business Jet Market	3		8	6	13		14
EMB 135	—		—	—	—		—
Legacy/Shuttle	3		8	6	13		14

Total	41		42	40	148		141

(*) Deliveries identified by parentheses were aircraft delivered under operating leases.

During FY2005, airline net sales reached US$2,705.8 million, an increase of 5% over FY2004. Although the total number of commercial aircraft delivered in 2005 was lower than in 2004, the number of deliveries of EMBRAER 170/190 aircraft in 2005, which have higher aggregate value, increased by 56%.

In addition, Embraer’s net revenues include sales to the government and defense, business and customer services market, which combined reached 29.4% of total net revenue.

With the beginning of the serial production of the Super Tucano and the percentage of completion achieved in the F5 and AMX programs for the Brazilian Air Force, net revenues for the government and defense market increased 15.8% in 2005 representing 11.1% of total net sales.

Net revenues for the business jet market increased 13.1% in 2005 due to a higher number of deliveries of Legacy 600’s with higher aggregate value, totaling 7.3% of total revenues.

During FY2005 net sales for the customer services segment increased by 69.1%, totaling US$422.3 million, mostly due to the US$125.2 million in net sales recorded by OGMA, the MRO facility acquired by Embraer in March of 2005.

Net sales by segment	3Q05		4Q04		4Q05		FY2004		FY2005

	US$M	%	US$M	%	US$M	%	US$M	%	US$M	%
Commercial Airline Market	796.8	74.9	627.2	65.8	793.0	66.6	2,579.4	75.0	2,705.8	70.6
Defense Market	111.7	10.5	88.7	9.3	117.0	9.8	365.8	10.6	423.8	11.1
Business Jet Market	61.9	5.8	151.2	15.9	123.3	10.4	245.7	7.1	278.0	7.3
Customer Services and Others	93.9	8.9	86.4	9.1	156.6	13.2	249.6	7.3	422.3	11.0

Total	1,064.3	100.0	953.5	100.0	1,189.9	100.0	3,440.5	100.0	3,829.9	100.0

Despite the increase in net revenues in 4Q05, gross margin reached 28.2% compared to 37.6% in the 4Q04 as it was impacted by the learning curve associated with the EMBRAER 175 and the EMBRAER 190. Gross margin was also impacted by the 16.8% appreciation of the Brazilian real against the U.S. dollar period over period, as approximately 15% of our cost of sales and services is denominated in reais. Concurrently, gross margin in FY 2005 was 30.2%,  lower than the 34.1% recorded for FY 2004.

Operating Expenses & Income from Operations

As a result of the lower gross margin, income from operations reached US$114.4 million in 4Q05, US$27.1 million lower than in the same period in 2004. Total operating expense as a percentage of net sales decreased from 22.7% in 4Q04 to 18.5% in 4Q05. The Company’s operating margin in 4Q05 reached 9.6% compared to 14.9% in the same period last year.

General administrative expenses increased 56.5% over 4Q04, reaching US$66.2 million, primarily due to the appreciation of the real against the US dollar, considering that roughly 80% of the company’s administrative costs are denominated in reais.  In addition, during 4Q05, Embraer incurred US$8.3 million in costs associated with implementation of the SAP 4.7 Aerospace & Defense version.

Selling expenses were US$91.8 million in 4Q05 compared to US$76.5 million in the same period in 2004. The increase in selling expenses is mainly due to additional costs associated with the entry into service of new EMBRAER 170/190 aircraft.

Embraer invested US$40.6 million in research and development during 4Q05, mainly in the development of the EMBRAER 170/190 jet family and the new business jet models Phenom 100 and Phenom 300. The fulfillment of certain contractual milestones enabled the Company to offset US$9.5 million previously received as contribution from risk sharing partners. Therefore, research and development totaled a net expense of US$31.1 million in 4Q05 compared to an expense of US$39.1 million in 4Q04. In FY2005 net research and development was US$93.2 million, compared to US$44.5 million in the previous year. This difference is explained by the lower amounts recognized from contractual milestones fulfillments in 2005, despite the lower level of research and development investments.

Other net operating expenses totaled US$10.8 million in 4Q05 compared to US$40.7 million in 2004.

In FY 2005, income from operations totaled US$504.7 million with an operating margin of 13.2% compared to US$ 543.9 million and 15.8% in the previous year.

Net Income

Driven by higher net sales, net income for the year increased by 17.2% to US$445.7 million, equivalent to US$2.53 of earnings per diluted ADS. Net income in 4Q05 increased 88.1% over the same period in 2004, and reached US$156.0 million, equivalent to US$ 0.88 of earnings per diluted ADS.

Due to lower pressure on working capital needs and higher average cash, cash equivalents and temporary cash investments available during the 4Q05, net interest income reached US$23.7 million compared to a net expense of US$42.5 million in the same period in 2004.

Foreign exchange gain totaled US$4.3 million in 4Q05 compared to a foreign exchange loss of US$7.3 million in 4Q05. These amounts reflect mainly the remeasurement of monetary assets and liabilities denominated in currencies other than the U.S. dollar that are adjusted to the U.S. dollar at the end of each period.

In 4Q05 Embraer recorded an income tax gain of US$5.9 million. The effective US GAAP tax rate is a result of recognition of interest on shareholders’ equity of US$48.2 million distributed in the quarter, which is deductible for tax purposes, and of the reconciliation into US GAAP of the main tax components from the Brazilian Corporate Law accounting method.

Balance Sheet Highlights

As of December 31, 2005, Embraer’s cash, cash equivalents and temporary cash investments were US$1,913.5 million. On the same date, short and long term loans (excluding non recourse debt) totaled US$1,553.4 million. Therefore, the Company had a net cash position (total loans minus cash, cash equivalents and temporary cash investments) of US$ 360.1 million.

With the certification and beginning of deliveries of the EMBRAER 190 in the third quarter of 2005, working capital requirements became normalized in the fourth quarter resulting in higher cash availability and lower debt levels.

Balance Sheet Data (in US$ million)	4Q04	3Q05	4Q05

	(Audited)	(Unaudited)
Cash and cash equivalents	1,207.3	976.1	1,540.5
Temporary cash investments	153.5	821.5	373.0
Trade accounts receivable	685.8	790.1	450.8
Inventories	1,428.3	1,601.0	1,511.3
Fixed assets	381.3	399.4	381.5
Suppliers	559.9	618.0	731.4
Loans	1,338.7	1,700.6	1,553.4
Shareholders’ equity	1,353.9	1,507.9	1,620.2
Net cash (debt) *	22.1	97.0	360.1

* Net cash = Cash and cash equivalents + Temporary cash investments - Loans

Trade Accounts Receivable

During 4Q05, trade accounts receivable decreased by 43% to US$450.8 million. Of this total amount, approximately US$99.5 million is related to aircraft delivered for which sales financing arrangements are under a structuring process.

Embraer reclassified certain account receivable items as customer and commercial financing. These items include seven aircraft delivered to US Airways, which were acquired by Republic Airways and are in the process of having their financing arrangements concluded.

Inventories

Over the quarter, inventories decreased by US$89.7 million, reaching US$1,511.3 million, as more EMBRAER 190 aircraft started to be delivered.

Short Term and Long Term Loans

Due to a decrease in working capital requirements during 4Q05, total short and long term loans decreased by US$ 147.2 million, totaling US$1,553.4 million at the end of 2005, 69.4% of which is long-term loans.

Of the total debt, 14.4% is effectively denominated in reais and indexed to the CDI, at a weighted average interest rate of 12.3% per annum.

The remaining US$1,329.7 million is denominated in other currencies, primarily U.S. dollars, with a weighted average interest rate of 6.3% per annum.

Cash, Cash Equivalents and Temporary Cash Investments

Of the total US$1,913.5 million balance in cash, cash equivalents and temporary cash investments, US$1,084.6 million is denominated in US dollars and the remaining US$828.9 comprises investments primarily in reais. Embraer’s investment strategy is to maintain cash and cash equivalents sufficient to minimize the currency and interest rate risks of its assets and liabilities. This strategy also takes into account expected future R&D and capital expenditures, substantially denominated in reais.

Capital Expenditures

Improvements and Modernization

Investments in the Company’s improvement and modernization of industrial and engineering processes, machinery and equipment totaled US$8.3 million during 4Q05, which when added to the US$50.3 million incurred during the first nine months of 2005, results in total capital expenditures of US$58.6 million in 2005.

Supplementary Information according to Corporate Law (Brazilian GAAP)

Today Embraer also reported its FY2005 earnings in accordance with the corporate law accounting method (Brazilian GAAP), which according to Brazilian legislation must be used as a basis for calculating distribution of dividends and interest on shareholders’ equity, income tax and social contribution. Below is a selection of consolidated income data in accordance with Brazilian GAAP and in reais (R$).

Net sales in 2005 totaled R$9,133.3 million and gross profit was R$2,166.5 million, with a gross margin of 23.7%. Income from operations for the period (including employee profit sharing) totaled R$787.2 million, with an operating margin of 8.6%. Income before taxes was R$912.6 million. Income tax and social contribution totaled R$179.7 million, representing an effective tax rate of 19.6%. Net income for the period totaled R$708.9 million (7.8% of net revenues).

Airline, Business, Government and Defense and Customer Services Markets

Airline Market

The U.S. and world economies have shown some signs of recovery starting in 2004 and through 2005.  Air travel demand is growing in all regions as a result of economic development, globalization, international trade, declining passenger fares and improved airline services.  According to the International Civil Aviation Organization, or ICAO, despite world economy downturn experienced from 2001 through 2003, world airlines experienced average traffic growth of approximately 5% per year in the last 10 years.  Embraer believes that world air traffic demand will grow at an average of 5.1% per year in the next 20 years and future demand will be supported by an average yearly growth of 3% in the world economy and stimulated by continued reductions in average ticket prices.  Embraer also believes that mature air travel markets, like the USA and Europe, will grow more slowly than the average world rate, decreasing their share of world traffic.  Embraer expects that China, assured by continued strong economic growth, and Asia Pacific, through liberalization, will represent one third of world traffic in 2025.

Despite increased passenger demand, the airline industry is not experiencing increased fare prices because of the increased competition.  There is a fundamental change in the industry’s revenue structure due to the introduction and expansion of low-fare airlines in all regions. As a result, airlines have been proactive in the implementation of cost reductions in an effort to survive in this highly competitive environment. As part of their restructuring efforts, airlines are also revising network schedules and optimizing fleets by rightsizing aircraft to market demand.  The operation of a right sized and flexible fleet at the lowest cost has become even more important in the current competitive environment.

To help airlines match aircraft capacity to market demand, Embraer specifically designed the E-jets family, a family of next generation aircraft optimized with 70 to 110-seat capacity equipment. As of December 31, 2005, three out of the four members of the E-jets family had been certified and its total orderbook reached 440 firm orders and 364 options.

During 2005, Embraer received a total of 94 firm E-jet orders from regional, traditional and low cost carriers including Republic Airways, TAME Lineas Aereas de Ecuador, Saudi Arabian Airlines, LOT Polish Airlines, Copa Airlines, Flybe, GECAS, Paramount Airways, Regional, and Finnair.

The second half of 2005 was marked by the delivery of the first EMBRAER 175 jet to Air Canada, and the delivery of the first EMBRAER 190 jet to JetBlue Airways, the launch customers for these models.

As the 61-to 120 seat segment grows, the 30- to 60- seat segment, which has grown significantly in the last few years, is reaching maturity with an established customer base. Embraer believes it will continue to play an important role in the air transport system as operators explore new market opportunities, increasing frequencies on existing services and developing secondary markets in countries such as China, Mexico and Russia. In 2005, nearly 3,000 routes were operated by 30- to 60-seat regional jets in the USA.  About 60% of those were served with fewer than two daily flights, indicating a potential for frequency increases in order to preserve market presence and reinforce competitive position. Embraer believes demand for new 50-seater aircraft will increase in the 2016-2025 period mainly due to the replacement cycle of current regional jets in service.

During the first quarter of 2005, Embraer celebrated the delivery of its 900th ERJ 145 family jet, this one to Luxair. In March, 2005, Harbin Embraer announced the sale of five ERJ 145s to China Eastern Airlines Jiangsu Ltd.

Embraer expects that the world jet fleet in the 30- to 120-seat segment will increase from approximately 5,000 aircraft in 2005 to approximately 9,500 in 2025.  Embraer believes that during the next 20 years, 70% of projected new deliveries (approximately 5,500 units) will be added to sustain air transport growth and 30% (approximately 2,400) to replace aging equipment, with the greatest share of projected deliveries being for airlines operating in North America (mainly the USA) and European markets, which markets are expected to represent 71% of total deliveries in the next 20 years.

Embraer also forecasts that approximately 80% of projected deliveries in the next 20 years will be in the 61- to 120-seat segment as a result of the regional airline growth, replacement of aging aircraft, right-sizing requirements from network airlines and low-fare airlines expansion to mid-sized markets.

Business Jet Market

Embraer believes the business jet market has been positively impacted by the worldwide economic recovery experienced since 2004.  According to the General Aviation Manufacturers Association (GAMA), deliveries in the business jet market increased by 30.4%, from 391 units in the first nine months of 2004 to 510 units in the first nine months of 2005.  In addition, according to GAMA, over the past five years, 941 jets in the smallest aircraft categories (entry and light) were delivered, representing 29% of the total deliveries in the business jet market.  The increasing demand for smaller planes that can be acquired at lower costs while still providing high levels of comfort and performance lead to the creation of the very light jet segment.  Embraer believes that demand for business jets will continue to increase as economic conditions continue to improve.

The year of 2005 was highlighted by Embraer’s strategic decision to become a major player in the business jet market by expanding its product portfolio with the launch of two new jets in the very light and light categories, the Phenom 100 and Phenom 300.

Moreover, as a result of increased competition, new advanced features were added to the Legacy 600 during 2005, including the expansion of the operational envelope for high altitude airports (up to 9,500 feet above sea level), the increase of the operational ceiling to 41,000 feet, a revised maintenance plan that reduces the number of required maintenance hours by an average of 21.5%, and the incorporation of high-speed global connection by means of wireless fidelity (Wi-Fi) technology.

In 2005, 20 Legacy 600’s were delivered, bringing the total fleet to 62 aircraft being operated in 15 countries. The Legacy 600’s market share measured by the number of deliveries in the super mid-size segment increased from 11% in 2004 to 12% in 2005.

We believe the corporate aviation market presents excellent growth opportunities and is part of Embraer’s strategy towards increased diversification and continuous revenue growth.

Government and Defense Market

Embraer’s strategy in the government and defense segment consists of offering customers integrated products for diversified missions such as intelligence, surveillance, and reconnaissance (ISR) with the EMB 145 AEW&C, MP/ASW, and AGS; training and combat aircraft with the Super Tucano, AMX; and personnel transport with the EMB 135/145, Legacy, and EMB 120 Brasília.

The year of 2005 resulted in several accomplishments for the defense segment.

Two contracts for a total of 48 Super Tucano’s were signed in 2005, one by the Brazilian Air Force, which exercised options for 23 aircraft, and one by the Government of Colombia, which ordered 25 Super Tucano’s. The Super Tucano is a light attack aircraft, specially developed to operate in severe weather conditions and rough terrains, with sophisticated navigation, attack, training and flight simulator systems. During 2005, 24 Super Tucano’s were delivered to the Brazilian Air Force.

In the authority transportation division, TAME, a State-owned transportation company from Ecuador confirmed in 2005 an order for two EMBRAER 170s and one EMBRAER 190, with an additional option for four EMBRAER 170/190 aircraft. In addition, in 2005 Embraer delivered one ERJ 145 to SATENA, a Colombian State-owned airline, five Legacy’s to the Government of India, and one Legacy to Government authorities from Nigeria.

Modernization of the 46 F-5 BR fighters for the Brazilian Air-force is progressing as scheduled, and deliveries of the first two aircraft were made in the second half of 2005. The upgraded F-5 BRs will have new technology contributing to better operational performance.  Also on schedule is the contract for the modernization of the 53 A-1 (AMX) attack aircraft for the Brazilian Air Force.

Nevertheless, during 2005 the decision to use the ERJ 145 platform for the U.S. Army Aerial Common Sensor (ACS) program, previously announced in 2004, became jeopardized as system issues were identified during the development of the program that pointed to the need for a larger platform. In January 2006 the U.S Army announced the suspension of the ACS program.

Customer Services

Embraer continues to increase services offered to its customers, not only to improve fleet dispatchability levels, but also to provide maintenance and repair services.

In North Amercia, Embraer Aircraft Maintenance Services (EAMS), is expanding its maintenance, repair and overhaul (MRO) facility in Nashville, Tennesee. In Europe, Embraer acquired OGMA – Indústria Aeronáutica de Portugal – a MRO facility in Portugal, and in South America, Embraer opened a new MRO facility in Gavião Peixoto, Brazil.

Backlog

As of December 31, 2005, Embraer had the following order backlog:

Model	Firm Orders	Options	Deliveries	Firm Order Backlog

ERJ 135	123	2	108	15
ERJ 140	94	20	74	20
ERJ 145	677	157	667	10
EMBRAER 170	198	116	92	106
EMBRAER 175	22	—	14	8
EMBRAER 190	191	219	12	179
EMBRAER 195	29	31	—	29

Total	1334	545	967	367

At the end of FY2005, Embraer’s firm order financial backlog, including orders from the airline, business, and defense markets, was US$10.4 billion.

Investor Relations

Embraer´s American Depositary Shares, which trade on the New York Stock Exchange, closed at US$ 39.10 on the last business day of 2005, representing a 16.9% appreciation during the year.

Embraer’s common (ON) and preferred (PN) shares trade on the São Paulo Stock Exchange (BOVESPA) and recorded an appreciation in 2005 of 13.9% and 3.4%, closing at R$ 18.00 and R$ 22.95, respectively.  During the same period, the Bovespa index increased 27.7%.

In 2005, the average daily trading volume of ADSs on the NYSE was 537,000, corresponding to a financial volume of US$ 18.2 million. The average daily trading volume of the preferred and common shares on the Brazilian stock markets in 2005 was approximately 431,000 and 199,000, corresponding to a financial volume of R$8.9 million and R$3.1 million, respectively.  The average daily trading volume on the São Paulo Stock Exchange in 2004 was approximately 523,000 preferred shares, corresponding to R$10.9 million, and 222,000 common shares, corresponding to a financial volume of R$ 3.5 million.

Embraer’s market capitalization reached US$7.0 billion at year-end, compared to US$6.0 billion on December 31, 2004.

Based on a consolidated net income of R$708.9 million, Embraer distributed during 2005 R$443.9 million (US$186.5 million) of interest on shareholders’ equity, equivalent to US$0.84 per ADS. This corresponds to a dividend payout ratio of 63%, significantly higher than the 25% minimum required by Brazilian corporate law.

	Approval Date	Payment Date	Value per Share R$		Value per ADS(US$)

			ON	PN

Interest on Equity 1Q	3/11/2005	4/15/2005	0,13892	0,15281	0,22926
Interest on Equity 2Q	6/3/2005	7/15/2005	0,14450	0,15895	0,27051
Interest on Equity 3Q	9/16/2005	10/14/2005	0,14777	0,16254	0,29258
Interest on Equity 4Q	12/19/2005	1/16/2006	0,14687	0,16155	0,27607

FY 2005			0,43914	0,48304	0,83916

Recent Events

Embraer Shareholders Approve New Capital Structure

At a General Shareholders meeting held March 31, 2006 Embraer shareholders, including holders of common, preferred and American Depositary shares, approved a capital restructuring of Embraer that consists of the adoption of a new capital structure, which will allow Embraer to be listed on the Novo Mercado segment of the São Paulo Stock Exchange (Bolsa de Valores de São Paulo), or BOVESPA and will give all shareholders voting rights. The proposed restructuring is intended to create a basis for the sustainability, growth and continuity of Embraer’s businesses and activities by simplifying the capital structure of Embraer and thereby improving access to capital markets and increasing financing resources for the development of new products and expansion programs.

Royal Jordanian Airlines Acquires Seven EMBRAER 195 Airliners

On March 22, 2006, Royal Jordanian Airlines acquired seven firm EMBRAER 195s, with deliveries due to start in the fourth quarter of 2006.

Embraer Sells Five EMBRAER 190s to AeroRepública

Embraer announced on March 15 that AeroRepública of Bogotá, Colombia, has placed a firm order for five EMBRAER 190s with options for an additional 20 aircraft.  Deliveries are scheduled to begin in November 2006. AeroRepública will be the first to fly an E-jet in the Colombian market.

Embraer and US Airways Group Announce Aircraft Order

Embraer and U.S. Airways Group, Inc. announced on February 10 they have reached an agreement to amend their original aircraft order. Under this amendment, the previous 57 undelivered EMBRAER 170s will be converted into 25 firm EMBRAER 190 aircraft and 32 additional firm EMBRAER 190 aircraft that are subject to reconfirmation by US Airways.  The Amendment also includes up to 50 options for other aircraft in the EMBRAER 170/190 family.  Deliveries are scheduled to resume in November 2006.The amendment is subject to bankruptcy court approval.

China Eastern Airlines Wuhan Buys Five ERJ 145s from Harbin Embraer

On January 18, 2006, Embraer announced that China Eastern Airlines Wuhan Ltd acquired five 50-seat ERJ 145 LR aircraft from Harbin Embraer.

Deliveries of these aircraft are scheduled to occur between November 2006 and June 2007. The deal will add to the five ERJ 145s previously acquired by China Eastern Airlines Jiangsu Ltd, and bring to ten the total number of ERJ 145 jets in China Eastern’s regional fleet.

Harbin Embraer is a joint venture established between Embraer and China Aviation Industry Corporation II (AVIC II) in 2002.

Embraer Receives Standard & Poor’s Investment Grade Rating

On January 26, 2006 – Standard & Poor’s, one of the largest and most prestigious rating agencies in the world, has initiated coverage of Embraer, assigning its ‘BBB-’ Local and Foreign Currency Corporate Credit Rating.

According to Standard & Poor’s rating scale, BBB- qualifies Embraer as a moderate credit risk without speculative elements, corresponding to investment grade. The Foreign Currency Corporate Credit Rating of BBB- is the rating that would be assigned to foreign currency, senior unsecured bonds sold under foreign law.

Conference Call Information

Embraer cordially invites you to participate in a conference call to review its 4Q05 and FY2005 results, to be held on April 3, 2006 at 11:00 am EDT.

Dial- in number: (+01) 973-582-2830
Access Code: 7166594
Replay: (+01) 973-341-3080

*The conference call will also be broadcast live over the web at www.embraer.com

For additional information please contact:

Investor Relations
Investor.relations@embraer.com.br
+55 -12- 3927- 4404

This document includes forward-looking statements or statements about events or circumstances which have not occurred. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business and our future financial performance. These forward-looking statements are subject to risks, uncertainties and assumptions, including, among other things: general economic, political and business conditions, both in Brazil and in our market; expectations of trends in the industry; our investment plans; our capacity to develop and deliver products on the previously agreed dates; and existing and future government regulations.

The words “believes,” “may,” “will,” “estimates,” “continues,”“promises”, “anticipates,” “intends,” “expects” and similar words are intended to identify forward-looking statements. We undertake no obligations to update publicly or revise any forward-looking statements because of new information, future events or other factors. In the light of these risks and uncertainties, the forward-looking events and circumstances discussed in this press release might not occur. Our actual results could differ substantially from those anticipated in our forward-looking statements.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)

A S S E T S

	As of September 30, 2005	As of December 31, 2005

	(Unaudited)
CURRENT ASSETS
Cash and cash equivalents	976,093	1,540,504
Temporary cash investments	821,515	373,050
Trade accounts receivable,net	787,227	445,520
Collateralized accounts receivable	50,787	65,440
Customer and commercial financing	12,971	147,118
Inventories	1,571,026	1,477,559
Deferred income taxes	125,077	121,376
Held for sale	—	—
Other current assets	451,501	444,954

Total current assets	4,796,197	4,615,521

NONCURRENT ASSETS:
Trade accounts receivable,net	2,970	5,304
Collateralized accounts receivable	789,740	788,780
Customer and commercial financing	346,104	460,044
Inventories	29,965	33,746
Property, plant and equipment, net	399,372	381,476
Investments	31,681	31,433
Deferred income taxes	311,474	302,303
Other noncurrent assets	317,317	306,950

Total noncurrent assets	2,228,623	2,310,036

TOTAL ASSETS	7,024,820	6,925,557

LIABILITIES AND SHAREHOLDERS’ EQUITY

	As of September 30, 2005	As of December 31, 2005

	(Unaudited)
CURRENT LIABILITIES
Loans and financing	576,887	475,305
Capital lease obligation	2,931	2,753
Non recourse and recourse debt	321,322	321,172
Trade accounts payable	614,080	728,011
Advances from customers	438,477	485,958
Other current liabilities	655,820	641,237

Total current liabilities	2,609,517	2,654,436

LONG-TERM LIABILITIES
Loans and financing	1,123,752	1,078,117
Advances from customers	106,621	97,024
Contribution from suppliers	107,648	97,852
Non-recourse and recourse debt	612,436	498,081
Deferred income taxes	188,660	165,250
Contingencies	37,496	33,691
Other long-term liabilities	684,622	634,079

Total long-term liabilities	2,861,235	2,604,094

MINORITY INTEREST	46,110	46,775

SHAREHOLDERS’ EQUITY:	1,507,958	1,620,252

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	7,024,820	6,925,557

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

CONSOLIDATED STATEMENTS OF INCOME

In thousands of U.S.dollars except per share data

	Three Months Ended		Year endend

	December 31, 2004	December 31, 2005	December 31, 2004	December 31, 2005

	(Unaudited)	(Unaudited)	(Audited)	(Unaudited)
Gross sales
Domestic market	98,309	57,479	282,287	312,507
Foreign market	861,547	1,134,621	3,170,832	3,526,848
Sales deductions	(6,322)	(2,242)	(12,586)	(9,448)

Net sales	953,534	1,189,858	3,440,533	3,829,907

Cost of sales and services	(595,047)	(854,590)	(2,267,330)	(2,671,816)

Gross profit	358,487	335,268	1,173,203	1,158,091

Operating expenses
Selling expenses	(76,566)	(91,814)	(342,883)	(269,747)
Research and development	(39,071)	(31,071)	(44,506)	(93,166)
General and administrative	(42,346)	(66,257)	(139,357)	(205,202)
Employee profit sharing	(18,243)	(20,885)	(61,199)	(56,051)
Other operating expense, net	(40,672)	(10,808)	(41,272)	(26,079)
Equity in income (loss) from affiliates	—	—	—	(3,096)

Income from operations	141,589	114,433	543,986	504,750

Net financial income(expense)	(42,548)	23,721	(38,000)	(1,672)
Foreign exchange gain (loss) ,net	(7,250)	4,302	(12,218)	(15,218)
Other non-operating income (expense), net	(130)	9,775	(117)	9,050

Income before income taxes	91,661	152,231	493,651	496,910

Income tax expense	(8,708)	5,961	(112,139)	(41,569)

Income before minority interest	82,953	158,192	381,512	455,341

Minority interest	15	(2,168)	(1,306)	(9,622)

Net income	82,968	156,024	380,206	445,719

Earnings per share
Basic
Common	0.1084	0.2030	0.4970	0.5790
Preferred	0.1192	0.2233	0.5467	0.6369
Diluted
Common	0.1077	0.2020	0.4940	0.5762
Preferred	0.1185	0.2222	0.5434	0.6338
Weighted average shares (thousands of shares)
Basic
Common	242,544	242,544	242,544	242,544
Preferred	475,555	478,219	474,994	479,288
Diluted
Common	242,544	242,544	242,544	242,544
Preferred	479,778	481,670	479,217	482,739

Earnings per share - ADS basic (US$)	0.4768	0.8932	2.1842	2.5477

Earnings per share - ADS diluted (US$)	0.4739	0.8888	2.1710	2.5352

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands of U.S.dollars except per share data

	Three months ended on December 31		Year ended on December 31,

	2004	2005	2004	2005

	(Unaudited)		(Unaudited)	(Audited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	82,968	156,024	380,206	445,719
Adjustments to reconcile net income to net cash provided by(used in) operating activities:
Depreciation and amortization	15,435	9,301	59,685	61,491
Deferred income taxes	(1,936)	(44,826)	4,511	(42,270)
Exchange loss(gain), net	7,250	(4,302)	12,218	15,218
Other	(15,060)	(6,989)	693	41,732

	88,657	109,208	457,313	521,890

Changes in assets and liabilities:	(277,383)	229,160	(454,012)	11,574

Net cash provided by (used in) operating activities	(188,726)	338,368	3,301	533,464

CASH FLOW FROM INVESTING ACTIVITIES
Temporary cash investments held for trading	(158,677)	448,465	(158,677)	(221,801)
Additions to property, plant and equipment	(16,017)	(8,261)	(50,075)	(58,648)
Others	42,284	1,058	(9,029)	1,271

Net cash provided by (used in) investing activities	(132,410)	441,262	(217,781)	(279,178)

CASH FLOW FROM FINANCING ACTIVITIES
Repayment of loans	(702,727)	(531,461)	(1,295,315)	(1,308,817)
Proceeds from borrowings	857,783	397,029	1,587,504	1,523,261
Dividends and/or Interest on capital paid	(57,078)	(51,990)	(185,537)	(198,943)
Others	744	5,170	3,250	12,104
Payments on capital lease obligations	(876)	(662)	(4,682)	(2,687)

Net cash provided by (used in) financing activities	97,846	(181,914)	105,220	24,918

Effect of exchange rate changes on cash and cash equivalents	41,153	(33,305)	50,728	54,012

Net increase (decrease) in cash and cash equivalents	(182,137)	564,411	(58,532)	333,216

Cash and cash equivalents, at beginning of period	1,389,425	976,093	1,265,820	1,207,288

Cash and cash equivalents, at end of period	1,207,288	1,540,504	1,207,288	1,540,504